SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 3, 2012

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(Translation of registrant's name into English)

278 Jichang Road

Guangzhou, Guangdong 510405

People’s Republic of China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒       Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published the following announcements on August 3, 2012 on the Hong Kong Stock Exchange’s website at:

(i) http://www.hkexnews.hk/listedco/listconews/SEHK/2012/0803/LTN20120803785.pdf, regarding an announcement by the Board of Directors of the Company which was published on the Shanghai Stock Exchange; and

(ii) http://www.hkexnews.hk/listedco/listconews/SEHK/2012/0803/LTN20120803767.pdf, regarding a major transaction in relation to the acquisition of aircraft.

English versions of the announcements are included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By:	/s/ Liu Wei and Xie Bing
Name:	Liu Wei and Xie Bing
Title:	Joint Company Secretaries

Date: August 3, 2012

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.09(2) of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited (the “Company”) has published the “Announcement of Resolutions Passed at the Meeting of the Board of Directors of China Southern Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

3 August 2012

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua and Yuan Xin An as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

Stock short name: China South Air              Stock Code: 600029              Notice No.: Lin 2012-027

ANNOUNCEMENT OF THE BOARD OF DIRECTORS OF CHINA SOUTHERN

AIRLINES COMPANY LIMITED

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

According to the provisions of the Articles of Association of China Southern Airlines

Company Limited (the “Company”), the Board passed the following resolutions by means of written resolutions on 3 August 2012: 1. Appointing Mr. Zhou Yue Hai as the Executive Vice President of the Company; 2. Appointing Mr. Wang Zhi Xue as the Executive Vice President and Chief Pilot of the Company; 3. Mr. He Zong Kai ceasing to be an Executive Vice President of the Company due to retirement.

The number of Directors supposed to be present was 11, of which 11 attended in person. The Directors approved the above resolutions unanimously after consideration. The manner and procedures of considering the relevant resolutions were in compliance with the provisions of the Company Law and the Articles of Association of the Company.

Opinion of the Independent Directors:

The above candidates for the Executive Vice Presidents of the Company meet the relevant qualifications required by the Company Law and the Articles of Association of the Company, their nomination and engagement procedures comply with the provisions of the Company Law and the Articles of Association of the Company, the engagement of the above candidates by the Board is consented to.

Independent Directors: Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le

The Board of China Southern

Airlines Company Limited

3 August 2012

Attached: Profile of Mr. Zhou Yue Hai and Mr. Wang Zhi Xue

Mr. Zhou Yue Hai, aged 52, has a university degree and received a master degree in Business Administration from the School of Economics and Management of Tsinghua University (EMBA). Mr. Zhou began his career in 1980. He has served as the Deputy Director of the Flight Safety Technology Division, Deputy Director of the Flight Technology Management Division, Deputy General Manager of the Flight Safety Technology Department, and Deputy General Manager of the Flight operation Division of the Company. He has also served as the Party Secretary and Vice President of Guizhou Airlines Company Limited. He has been the General Manager of China Southern Airlines Jilin Branch from September 2004 to January 2009 and the General Manager of China Southern Airlines Northern Branch from January 2009 to July 2012.

Mr. Wang Zhi Xue, aged 50, has a university degree. Mr. Wang began his career in 1981. He has served as the Manager of the Flight Safety Technology Inspection Division of Zhuhai Airlines Company Limited, Deputy Chief Pilot and Director of the Flight Safety Technology Division as well as the Vice President of Shantou Airlines Company Limited. He has been the General Manager of the Flight Management Division of the Company from October 2004 to February 2009 and the General Manager of the Flight operation Division of the Company in Guangzhou from February 2009 to July 2012.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MAJOR TRANSACTION

IN RELATION TO ACQUISITIONS OF AIRCRAFT

The Board hereby announces that on 3 August 2012 (after trading hours), Xiamen Airlines, a subsidiary owned as to 51% by the Company entered into the Boeing Aircraft Acquisition Agreement with Boeing to purchase the Boeing Aircraft from Boeing.

As the relevant applicable percentage ratios for the Acquisition with regards to the consideration test under Rule 14.07 of the Listing Rules is above 25%, and less than 100%, the Acquisition constitutes a major transaction of the Company, and therefore is subject to approval by the Shareholders under Rule 14.49 of the Listing Rules.

A circular containing, amongst other things, further information on the Acquisition will be despatched to the Shareholders on or before 30 September 2012.

On 3 August 2012 (after trading hours), Xiamen Airlines entered into the Boeing Aircraft Acquisition Agreement, pursuant to which Xiamen Airlines agreed to purchase the Boeing Aircraft from Boeing in accordance with the terms and conditions thereof.

BOEING AIRCRAFT ACQUISITION AGREEMENT

Parties

(i)	Xiamen Airlines, as the purchaser. The principal business activity of Xiamen Airlines is that of civil aviation. Xiamen Airlines is owned as to 51% by the Company and is a subsidiary of the Company under the Listing Rules.

(ii)	The Boeing Company, as the vendor. The principal business activity of Boeing is that of aircraft manufacturing. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, each of Boeing and its ultimate beneficial owners is a third party independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and is not a connected person of the Company.

Aircraft to be acquired

40 Boeing B737 series aircraft

Consideration

According to the information provided by Boeing, the aggregate catalogue price of the 40 Boeing B737 series aircraft is US$3.36 billion. Such catalogue price includes price for airframe and engine.

The Boeing Aircraft Acquisition Agreement was negotiated and entered into with customary business and industry practice. The aggregate actual consideration for the Boeing Aircraft, which is payable in cash, and determined after an arm’s length negotiation between the parties, is significantly lower than the catalogue price as provided by Boeing because of certain price concessions granted by Boeing in relation to the Boeing Aircraft, in the form of credit memoranda which could be used to purchase the aircraft, spare parts, or any other goods or services from Boeing. Such credit memoranda were determined after an arm’s length negotiation between the parties. The Board (including the independent non-executive Directors) is of the view that there is no material impact of the price concessions obtained in the Boeing Aircraft Acquisition on the operating costs of the Group.

In respect of the Acquisition, the Boeing Aircraft Acquisition Agreement contains confidentiality provisions restricting, among other things, disclosure of the consideration of the Acquisition. In addition, consistent with the customary practice of the local aviation industry, the consideration for the acquisition of the Boeing Aircraft is not customarily disclosed to the public. The Company has on separate occasions sought the consents of Boeing to the Company’s disclosure of certain information as required under Chapter 14 of the Listing Rules (including the relevant actual consideration involved) in the relevant announcements and circulars. Nonetheless, Boeing rejected the Company’s request in this respect, and insisted preservation of the confidentiality carried with such information to the extent possible. Disclosure of the actual consideration will result in the loss of the significant price concessions and hence a significant negative impact on the Group’s cost for the Acquisition and will therefore not be in the interest of the Company and its Shareholders as a whole. The Company has made an application to the Stock Exchange for a waiver from strict compliance with the relevant provisions under the Listing Rules in respect of the disclosure of the actual consideration for the Boeing Aircraft.

The Board is of the view that the extent of the price concessions granted to Xiamen Airlines in the Acquisition is comparable with the price concessions that the Group had obtained in the past. The Company also believes that there is no material difference between the effect of the price concessions obtained in the Acquisition and each of the previous purchase on the Group’s operating costs taken as a whole.

Payment and delivery terms

The aggregate consideration for the Acquisition will be partly payable by cash and partly by financing arrangements with banking institutions. The Boeing Aircraft will be delivered in stages to Xiamen Airlines during the period commencing from 2016 to 2019.

Source of funding

The Acquisition will be funded partly by internal resources of Xiamen Airlines and partly through commercial loans by commercial banks. Such commercial banks are not and will not be connected persons (as defined in the Listing Rules) of the Company. As of the date hereof, Xiamen Airlines has not entered into any agreement with any of these commercial banks for financing the Acquisition. The Company will follow the necessary legal procedures and will make the necessary disclosure in accordance with the Articles of Association and comply with the applicable Listing Rules when Xiamen Airlines enters into any agreement with any commercial bank for financing the Acquisition.

Reasons for the Acquisition

The Directors (including the independent non-executive Directors) consider that the Acquisition are consistent with the strategic target and the aircraft fleet structure plan of the Group; and the Acquisition will facilitate the strategic change and the internationalization of the Group, the optimization of the Group's fleet structures, thus maximizing the operational efficiency and enhancing the competitiveness of the Group. The Boeing Aircraft will increase the ATKs of the Group by 7.93% when compared to the ATKs of the Group as at 31 December 2011, without taking into account the adjustment to be made by the Company according to market conditions and age of the aircraft fleet.

The Directors (including the independent non-executive Directors) consider that the Acquisition is in the ordinary and usual course of business of the Group, the terms of the Boeing Aircraft Acquisition Agreement are fair and reasonable, are on normal commercial terms and in the interests of the Company and its Shareholders as a whole.

Implication under the Listing Rules

As the relevant applicable percentage ratio for the Acquisition with regards to the consideration test under Rule 14.07 of the Listing Rules is above 25%, and less than 100%, the Acquisition constitutes a major acquisition of the Company, and therefore is subject to approval by the Shareholders under Rule 14.49 of the Listing Rules.

A circular containing, amongst other things, further information on the Acquisition, will be despatched to the Shareholders on or before 30 September 2012, as additional time will be required for the preparation of the indebtedness statement for inclusion in the Circular.

DEFINITIONS

In this announcement, the following expressions shall have the meanings set out below unless the context requires otherwise:

"Acquisition"	the acquisition of the Boeing Aircraft under the Boeing Aircraft Acquisition Agreement

“Articles of Association”	the articles of association of the Company

“ATKs”	the tonnes of capacity available for the transportation of revenue load (passengers and/or cargo) multiplied by the kilometers flown

“Board”	the board of Directors

“Boeing”	the Boeing Company, the vendor to the Boeing Aircraft Acquisition Agreement

“Boeing Aircraft”	40 Boeing B737 series aircraft, the subject matter of the Boeing Aircraft Acquisition Agreement

“Boeing Aircraft Acquisition Agreement”	the aircraft acquisition agreement entered into between Boeing and Xiamen Airlines on 3 August 2012, pursuant to which Xiamen Airlines agreed to acquire and Boeing agreed to sell the Boeing Aircraft

“China” or “PRC”	the People’s Republic of China and, for the purpose of this announcement, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“Company”	China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“Director(s)”	the director(s) of the Company

“Group”	the Company and its subsidiaries (as defined under the Listing Rules)

“Hong Kong”	The Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“RMB”	Renminbi, the lawful currency of the PRC

“Share(s) ”	share of RMB1.00 each in the capital of the Company

“Shareholder(s) ”	the holders of the Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“US dollars” or “US$”	United States dollars, the lawful currency of the United States of America

“Xiamen Airlines	Xiamen Airlines Company Limited, a limited liability company incorporated in the PRC and a subsidiary (as defined in the Listing Rules) owned as to 51% by the Company as at the date of this announcement

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

3 August 2012

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua and Yuan Xin An as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

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